EXHIBIT 3

[LETTER HEAD]

SDR PURCHASE MANDATE

Dated May 31, 2023

BY AND BETWEEN:

ATLAS LUXCO S.À R.L., a public company with limited liability, having its registered office at 53, boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, registered in the Commercial Register of Luxembourg under number B274990, uniquely identified by its Legal Entity Identifier 254900O4SDG3SCXOL887, duly represented for the purposes hereof.

(the “Client”)

On the one hand,

AND:

[*****] [*****].

(the “Intermediary”)

On the other hand,

(the Client and the Intermediary, each a “Party” and together the “Parties”)

WHEREAS:

by virtue of this agreement (the “Agreement”), the Client wishes (i) to appoint the Intermediary to acquire SDRs (as defined below) on behalf of the Client representing an Aggregate Purchase Amount (as defined below) in respect of the last day of the Purchase Period (as defined below) not higher than the Target Amount (as defined below). The Intermediary wishes to accept such appointment, and accordingly the Client and the Intermediary wish to enter into a transaction pursuant to which, in certain circumstances linked to the evolution of the market price of the SDRs over the Purchase Period, the Client may have to pay amounts to the Intermediary, as the case may be, as provided in the Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Definitions

“Aggregate Purchase Amount” has the meaning ascribed to this term in the Mandate Letter.

“Assignment” has the meaning ascribed to this term in Clause 2.1 (Appointment).

“Commencement Date” means the Trading Day immediately following the date which is 30 calendar days following the date hereof.

“Completion Date” means the date deemed to be the “Completion Date” pursuant to Clause 2.2 (Completion of the Assignment).

“Completion Event” means that the Aggregate Purchase Amount is equal to (or as close as possible to but without exceeding) the Target Amount or the number of SDRs purchased under this Agreement is equal to the Target Number of SDRs.

“Completion Notice” has the meaning ascribed to this term in Clause 2.2 (Completion of the Assignment).

“Corporate Event” means any event having a dilutive or concentrative effect of the theoretical value of the Shares and/or the SDRs, or any Extraordinary Event.

“Daily Purchase Amount” has the meaning given to such term in the Mandate Letter.

“Deposit Agreement” means the general terms and conditions of SDR Issuer for Swedish depositary receipts regarding Shares dated January 2012, as amended in February 2022 and as from time to time amended or supplemented in accordance with their terms.

“Early Termination Date” has the meaning ascribed to this term in Clause 8.2 or 8.3 (Early Termination in case of Insolvency or Early termination at the request of the Client), as the case may be.

“End Date” has the meaning given to such term in the Mandate Letter.

“Exchange” means Nasdaq Stockholm AB.

“Exchange US” means the Nasdaq Global Select Market.

“Excluded Day” means any day during the Purchase Period which is both:

(a) a day on which:

(i) a Trading Restriction Event occurs; or

(ii) a Market Disruption Event occurs; and

(b) a day on which the Intermediary, acting in a commercially reasonable manner and in good faith, elects to designate as an Excluded Day and gives notice of such designation to the Client as soon as reasonably practicable after such designation is made, but in any event no later than 23:59 (Paris Time) on the next Trading Day.

“Extraordinary Event” means (i) a takeover offer, tender offer, exchange offer or any similar event in relation to the Shares; (ii) any merger, demerger, or similar event in relation to the Client or any public announcement of a firm intention to engage in a transaction which could result in any of such events; (iii) the Shares or the SDRs cease to be listed, traded or publicly quoted on the Exchange for any reason; (iv) the Shares cease to be listed, traded or publicly quoted on the Exchange US for any reason; (v) all the Shares or all or substantially all the assets of the Issuer are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereto; (vi) the Deposit Agreement is materially modified or is or will be terminated.

“Facility Agreement” means a loan facility agreement dated 20 February 2023 (as amended, restated and/or supplemented from time to time, as the case may be) entered into between, amongst others, the Client as the Borrower, and [*****] as Facility Agent, Security Agent and Calculation Agent.

“Issuer” means Millicom International Cellular S.A.

“Mandate Letter” means a letter entered into by the Parties to the Agreement dated or about the date hereof setting out certain commercial terms with respect to the Agreement.

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC.

“Market Disruption Event” means any suspension of or material limitation imposed on trading by the Exchange or otherwise under applicable laws or regulations and whether by reason of movements in price exceeding limits permitted by the Exchange or otherwise under applicable laws or regulations (i) relating to the SDRs on the Exchange, or (ii) in futures or options contracts relating to the SDRs (or respectively to the Shares on the Exchange US).

“Maximum Price per SDR” has the meaning ascribed to this term in the Mandate Letter.

“Purchase Amount” means the sum of all Daily Purchase Amounts in respect of all Trading Days during the Purchase Period (excluding any such day which is an Excluded Day).

“Purchase Period” means the period from, and including, the Commencement Date to, and including, the Completion Date.

“Relevant Ratio” means the number of Shares representing one SDR pursuant to the terms of the Deposit Agreement, being as of the date of this Agreement one such SDR representing one Share.

“SDRs” means Swedish depositary receipts relating to the Issuer (ISIN: SE0001174970) issued by the SDR Issuer in respect of the Shares, the Relevant Ratio of such Shares representing one SDR and each traded on the Exchange.

“SDR Issuer” means Skandinaviska Enskilda Banken AB (publ).

“Share” means the ordinary shares in the capital of the Issuer.

“Target Amount” has the meaning ascribed to this term in the Mandate Letter.

“Target Number” has the meaning ascribed to this term in the Mandate Letter.

“Trading Day” means a day on which the Exchange is open for trading and which is not a day during which a Market Disruption Event has occurred.

“Trading Restriction Event” means that, on a given Trading Day during the Purchase Period, the SDR is quoted on the Exchange at a price higher than the Maximum Price per SDR.

2.	Assignment

2.1	Appointment

The Client appoints the Intermediary, who accepts the appointment, to purchase a number of SDRs on the Client’s behalf and for the Client’s account during the Purchase Period such that the amount payable by the Client is not higher than the Target Amount, provided that the total number of SDRs purchased by the Intermediary pursuant to the Assignment (as defined below) during the Purchase Period shall not exceed the Target Number of SDRs.

The Parties intend that the Assignment shall comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Agreement shall be interpreted to comply with the requirements of Rule 10b5-1(c).

The Intermediary hereby represents and covenants to the Client that it has implemented policies and procedures, taking into consideration the nature of its business, reasonably designed to ensure that individuals making investment decisions related to the Assignment do not have access to material nonpublic information regarding the Issuer, SDRs or the Shares that may be in possession of other individuals employed by the Intermediary in violation of applicable securities laws.

The mission described in this Clause 2 (Assignment) is referred to in the Agreement as the “Assignment”.

2.2	Completion of the Assignment

If a Completion Event has occurred, the Intermediary shall designate that day as the Completion Date by sending to the Client, no later than the Trading Day following such Completion Date, a notice substantially in the form set out in Annex 1 (Form of the Completion Notice) hereto (the “Completion Notice”) provided that, if the Completion Date has not been designated before the End Date, the End Date shall be deemed to be the Completion Date.

2.3	Exclusivity

The Client shall not appoint any financial intermediary other than the Intermediary to purchase SDRs or Shares on its behalf during the Purchase Period.

2.4	Conditions to be met in relation to the Assignment

The SDRs shall be bought by the Intermediary on the Exchange and/or any relevant trading venues and/or directly from brokers or sellers of SDRs, in accordance, on a best effort basis, with the terms of the Grid (as defined in the Mandate Letter). The Intermediary’s interventions in relation to the Assignment shall take place in accordance with the applicable regulation.

In particular, the Intermediary shall not, when executing trades in relation to the Assignment, purchase any SDRs at a price per SDR which is higher than the Maximum Price per SDR.

2.5	Independence of the Intermediary

The Intermediary shall perform the Assignment independently of, and without influence by or consultation with, the Client with regard to the timing of the purchases and shall be solely responsible for carrying out the purchase of the SDRs in relation to the Assignment.

The Client shall not exercise or attempt to exercise authority over any purchases of SDRs executed by the Intermediary pursuant to the Assignment, and the Client shall not provide to the Intermediary’s trading team dealing with the Assignment any information with respect to the Assignment which would influence the interventions of the Intermediary in respect thereof. Additionally, the Assignment does not permit the Client to exercise any subsequent influence over how, when, or whether to effect any purchases of SDRs under the Assignment. The Client represents and covenants to the Intermediary that it shall not alter or deviate from the terms of the Assignment to purchase SDRs or enter into or alter a corresponding or hedging transaction or position with respect to SDRs. For the avoidance of doubt, the foregoing shall not prevent or restrict the ability of the Client to provide any information or make any communications in accordance with the terms of the Facility Agreement.

2.6	Reporting

At the end of each Trading Day, the Intermediary will send to the Client by email such information relating to the purchases of SDRs during that Trading Day in relation to the Assignment in the form agreed between the Client and the Intermediary.

The information referred to above shall be deemed to have been sent to the Client if sent by email to the persons designated under Clause 4.2 (Persons to contact within the Client).

2.7	Settlement and Delivery

In accordance with the rules of the Exchange, the transactions shall be cleared and settled delivery versus payment, two Trading Days after their execution by the Intermediary at the price at which the SDRs have been purchased by the Intermediary.

The SDRs purchased pursuant to the Assignment during the Purchase Period shall be delivered to the Client on the account set forth in the Mandate Letter.

The payments to the Client pursuant to the Agreement shall be made on the account set forth in the Mandate Letter.

The payments to the Intermediary pursuant to the Agreement shall be made on the account set forth in the Mandate Letter.

2.8	Brokerage fee

The Intermediary shall not charge any brokerage fees in respect of the Assignment except in case of any SDRs being purchased on an Excluded Day, as set forth in the Mandate Letter.

2.9	Tax

The Client will support the cost of any applicable taxes (such as Financial Transaction Tax and value added tax (VAT) if any) relating to the Assignment.

3.	Share Adjustments

As soon as reasonably practicable following the public announcement of a Corporate Event or the occurrence of a Market Disruption Event:

(i)	the Party that is aware of such event will notify to the other Party the accurate details of such event; and

(ii)	the Intermediary may propose to the Client such adjustment it deems appropriate to preserve the economic terms of the Agreement. As soon as the Parties have agreed on an adjustment, the adjusted terms will apply to the Agreement and will supersede the terms described herein.

If the Client and the Intermediary do not reach an agreement on the terms of the proposed adjustment within two Trading Days following the date on which the Intermediary has proposed such adjusted terms to the Client, the Intermediary will be entitled, subject to a one-Trading Day prior notice, to terminate this Agreement without prejudice to any restrictions to amend or terminate existing orders/transactions as may apply under MAR.

4.	Contacts

4.1	Persons to contact within the Intermediary

The persons to contact within the Intermediary are set out in the Mandate Letter.

4.2	Persons to contact within the Client

The persons to contact within the Client are set out in the Mandate Letter.

5.	Representations and warranties of the Client and the Intermediary

The Client represents and warrants that (a) it has full power to enter into and perform its obligations under the Agreement and to purchase the SDRs; (b) all authorizations, approvals, consents and licenses required by it (corporate, legal or otherwise) for the purchase of the SDRs and the transaction contemplated hereby have been obtained; (c) it is entering into the Agreement, and the Assignment contemplated herein, in good faith and not as part of a plan or scheme to evade the prohibitions of any applicable laws or regulations, such as Rule 10b5-1 under the Exchange Act and shall act in good faith with respect to the Agreement and Assignment; (d) it has no outstanding (and will not subsequently enter into any additional) contract, instruction, or plan that would qualify for the affirmative defense under paragraph (c)(1) of Rule 10b5-1 under the Exchange Act during the term of the Assignment; and (e) it is not an “officer” within the meaning of Rule 16a-1(f). The Client confirms that, at the date hereof, it does not possess and is not aware of any material non-public information (for purposes of Rule 10b5-1 under the Exchange Act) or inside information (as defined in article 7 of MAR), with respect to the Issuer, the Shares and/or the SDRs.

The Intermediary represents and warrants that it has full power to enter into and perform its obligations under the Agreement, all authorizations, approvals, consents and licenses required by it (corporate, legal or otherwise) for the purchase of the SDRs and the transaction contemplated hereby have been obtained, and it will comply with MAR and other relevant securities laws and regulations in relation to the execution of the Agreement.

6.	Confidentiality

All information relating to the Agreement shall be considered as confidential, and neither Party shall disclose this information without the prior written consent of the other Party, except:

(i)	if disclosure of such information is required by law or regulation (including the rules or regulations of any relevant stock exchange), by court order or in connection with any judicial or regulatory inquiry or proceedings; or

(ii)	if the confidential information becomes publicly known other than as a result of a non-permitted disclosure by either Party.

The undertakings in this Clause 6 shall remain in force for the duration of the Agreement and a period of two years following the expiry or termination thereof.

7.	Indemnity

The Client shall, on request, fully indemnify and hold harmless the Intermediary, any entity of its group and their respective employees (an “Indemnified Person”) for any direct losses and reasonable costs, fees, expenses and disbursements (including reasonable legal fees and expenses) (collectively, the “Damages”) suffered or incurred by any Indemnified Person with respect to any action, procedure, claim, proceeding or investigation of a judicial or other nature resulting or arising from the Assignment, initiated by a third party, involving or against an Indemnified Person, except to the extent that such Damages are found in a judgement of a court of competent jurisdiction to have resulted from the negligence, wilful default or fraud of the Indemnified Person. In no event shall the Client be liable for or reimburse any indirect or consequential damages, such as loss of profit, loss of revenues, loss of reputation and loss of savings.

8.	Term

8.1	General provisions

The Agreement shall take effect on the date hereof and shall terminate, save in case of an early termination of the Agreement in accordance with Clause 3 (Share Adjustments), Clause 8.2 (Early termination in case of insolvency) or Clause 8.3 (Early termination at the request of the Client), on the later of:

(i)	the date falling two Trading Days following the Completion Date;

(ii)	the date on which the Client’s obligations under Clause 2.7 (Settlement and Delivery), Clause 2.8 (Brokerage fee), and Clause 2.9 (Tax) have been fulfilled; and

(iii)	the date on which the Intermediary’s obligations under Clause 2.6 (Reporting), and Clause 2.7 (Settlement and Delivery) have been fulfilled.

8.2	Early termination in case of insolvency

If a Party is declared bankrupt or filing a request for protection from creditors, or if a Party fails to pay on the due date any amount payable by it under the Agreement at the place at, and in the currency in, which it is expressed to be payable (the “Event”), the other Party may issue a notice notifying the occurrence of the Event and the Agreement will automatically terminate on the 1st Trading Day following the receipt by either Party of such notice. If a Party receives written notice from a competent court, legislative body or regulatory authority or becomes aware that the performance of this Agreement may no longer be permitted or is recommended against, this Party may issue a notice notifying the occurrence of the Event and the Agreement will automatically terminate on the 1st Trading Day following the receipt by either Party of such notice. The date designated for the early termination of the Agreement shall be an “Early Termination Date”.

As soon as reasonably practicable following the Early Termination Date the Intermediary shall determine, using a reasonable calculation method and providing the Client with reasonable information on such method, the amount (if any), whether to be paid by the Intermediary to the Client or to be paid by the Client to the Intermediary, as the case may be, that represents the gains or costs of terminating the Agreement early, and such amount (if any), will be paid on the 2nd Trading Day following the Early Termination Date. If the Client is required to pay an amount to the Intermediary pursuant to a determination made by the Intermediary, but has not been notified of such amount and reasonable information on the method used for the determination thereof, the due date for such payment will be postponed until the date on which the Intermediary has notified to the Client the amount due and reasonable information on the method used for such determination.

8.3	Early termination at the request of the Client

The Client (i) shall be entitled to require the Intermediary at any time to terminate the Assignment, provided that the Client does not have inside information (as defined under MAR) in respect of the Issuer at the time of the notice, or (ii) shall require the Intermediary to terminate the Assignment if the further implementation of the Assignment would otherwise cause a breach of the Facility Agreement or an infringement of applicable antitrust laws and regulations (including under the Hart-Scott-Rodino Act Antitrust Improvements Acts of 1976), in each case by sending a notice to the Intermediary.

The Agreement will automatically terminate on the 1st Trading Day following the receipt by the Intermediary of such notice, this date being an “Early Termination Date”.

As soon as reasonably practicable following the Early Termination Date the Intermediary shall determine, using a reasonable calculation method and providing the Client with reasonable information on such method, the amount (if any), whether to be paid by the Intermediary to the Client or to be paid by the Client to the Intermediary, as the case may be, that represents the gains or costs of terminating the Agreement early, and such amount (if any), will be paid on the 2nd Trading Day following the Early Termination Date. If the Client is required to pay an amount to the Intermediary pursuant to a determination made by the Intermediary, but has not been notified of such amount and reasonable information on the method used for the determination thereof, the due date for such payment will be postponed until the date on which the Intermediary has notified to the Client the amount due and reasonable information on the method used for such determination.

8.4	Consequences of the termination of the Agreement

Upon termination of the Agreement, the Parties will be released from any obligations stipulated in this Agreement, except as regards Clause 5 (Representations and warranties of the Client and the Intermediary), Clause 6 (Confidentiality), Clause 7 (Indemnity) and Clause 9 (Governing Law and jurisdiction), which will survive the termination of the Agreement until the end of the applicable limitation periods.

8.5	Amendments

This Agreement may be amended, modified or waived by the Parties provided that (a) such amendment, modification or waiver (i) is in writing, and (ii) is made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act; and (b) at the time of such amendment, modification or waiver the Client shall be deemed to have represented and warranted to Intermediary that it is not in possession of any material non-public information (for purposes of Rule 10b5-1 under the Exchange Act) or inside information (as defined in article 7 of MAR), with respect to the Issuer, the Shares and/or the SDRs; provided that any modification or change to the amount, price, or timing of any purchase of SDRs shall be subject to the same ‘cooling off period’ set forth in the definition of “Commencement Date”.

9.	Governing law and jurisdiction

The Agreement shall be governed by French law.

The competent courts of Paris will have exclusive jurisdiction to settle any disputes arising out of or related to the validity, interpretation or enforcement of the Agreement.

[Remainder of the page intentionally left blank]

FOR THE INTERMEDIARY

/s/ [*****]
By: [*****]
Title: [*****]

[Signature page to the SDR Purchase Mandate]

FOR THE CLIENT

/s/ Anthony Maarek
By: Anthony Maarek
Title: Class A Manager

/s/ Tigran Khachatryan
By: Tigran Khachatryan
Title: Class B Manager

[Signature page to the SDR Purchase Mandate]

ANNEX 1

FORM OF THE COMPLETION NOTICE

[*****]